Exhibit 12.1

EMC CORPORATION

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2009	2008	2007	2006
Computation of Earnings:
Income before provision for taxes and cumulative effect of a change in accounting principle	$2,607,983	$1,374,576	$1,600,225	$1,962,631	$1,378,518
Fixed charges	267,992	280,664	272,602	258,058	120,593

Total earnings	$2,875,975	$1,655,240	$1,872,827	$2,220,689	$1,499,111

Computation of Fixed Charges:
Interest expense	$178,345	$182,499	$176,355	$169,794	$45,623
Estimate of interest within rental expense(1)	89,647	98,165	96,247	88,264	74,970

Total fixed charges	$267,992	$280,664	$272,602	$258,058	$120,593

Ratio of Earnings to Fixed Charges	10.7x	5.90x	6.87x	8.61x	12.43x

(1)	Estimate of interest within rental expense is calculated under the assumption that 1/3 of rent expense is representative of interest costs.